                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                        PLANET POLYMER TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   727044 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              REBECCA A. PETCAVICH
                        9985 BUSINESSPARK AVENUE, SUITE A
                               SAN DIEGO, CA 92131
                                 (619) 621-2240
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                JANUARY 31, 1996
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






                         (Continued on following pages)
                               (Page 1 of 5 Pages)


CUSIP NO. 727044 10 9                13D                      Page 1 of 5 Pages



                                       1.

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Rebecca A. Petcavich
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
                 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              864,599
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON                  864,599
       WITH           ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                 864,599
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 15.96%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------




                                       2.

ITEM 1.           SECURITY AND ISSUER

         This Amendment No. 1 (the "Amendment") to the Schedule 13D dated as of November 29, 1995, and filed with the Securities and Exchange Commission on March 6, 1996, relates to the beneficial ownership of shares of the Common Stock (the "Common Stock") of Planet Polymer Technologies, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

         This Amendment is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, and Rule 13d-2 thereunder to disclose the acquisition of beneficial ownership of an additional 146,000 shares of Common Stock (the "Additional Shares") pursuant to the grants of two options to purchase 25,000 shares and 121,000 shares, respectively, of Common Stock. The entire text of the original Schedule 13D, dated as of November 29, 1995, is being provided herein pursuant to Rule 13d-2(c).

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Rebecca A. Petcavich
         (b)      Planet Polymer Technologies, Inc.
                  9985 Businesspark Avenue, Suite A
                  San Diego, CA  92131
         (c)      Investor Relations
                  Planet Polymer Technologies, Inc.
                  9985 Businesspark Avenue, Suite A
                  San Diego, CA  92131
         (d)      Not Applicable
         (e)      Not Applicable
         (f)      United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Beneficial ownership of 25,000 additional shares of Common Stock was acquired on October 23, 1995 in connection with the grant of an Incentive Stock Option to purchase 25,000 shares of Common Stock at an exercise price of $3.875 per share. Beneficial ownership of 121,000 additional shares of Common Stock was acquired on January 31, 1996 in connection with the grant of a Nonstatutory Stock Option to purchase 121,000 shares of Common Stock at an exercise price of $8.125 per share.


                                       3.

ITEM 4.           PURPOSE OF THE TRANSACTION

         Beneficial ownership of the Additional Shares was acquired in connection with the grant of an Incentive Stock Option and a Nonstatutory Stock Option.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Beneficial Ownership:                       864,599

                  Percentage Ownership:                       15.96%

         (b)      Sole Voting Power:                          864,599

                  Shared Voting Power:                        -0-

                  Sole Dispositive Power:                     864,599

                  Shared Dispositive Power:                   -0-

         (c)      Recent Transactions:                        None.

         (d)      Right to Receive Dividends:                 Not applicable

         (e)      Ownership below 5%:                         Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                       4.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 11, 1997




                                       /s/ REBECCA A. PETACAVICH
                                       ----------------------------------
                                       Rebecca A. Petacavich




                                       5.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        PLANET POLYMER TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   727044 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              REBECCA A. PETCAVICH
                        9985 BUSINESSPARK AVENUE, SUITE A
                               SAN DIEGO, CA 92131
                                 (619) 621-2240
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                NOVEMBER 29, 1995
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP NO. 727044 10 9                13D                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Rebecca A. Petcavich
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
                 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              718,599
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
      PERSON                  718,599
       WITH           ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                 718,599
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 13.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 5 PAGES




ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock (the "Common Stock") of Planet Polymer Technologies, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Rebecca A. Petcavich
         (b)      Planet Polymer Technologies, Inc.
                  9985 Businesspark Avenue, Suite A
                  San Diego, CA  92131
         (c)      Marketing Officer
                  Planet Polymer Technologies, Inc.
                  9985 Businesspark Avenue, Suite A
                  San Diego, CA  92131
         (d)      Not Applicable
         (e)      Not Applicable
         (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock was issued when Robert J. Petcavich transferred shares held as community property to Rebecca A. Petcavich as her separate property.

ITEM 4.           PURPOSE OF THE TRANSACTION

         As noted in Item 3 above, the Common Stock was issued to facilitate a change in the ownership of the shares from community to separate property.

                                                               PAGE 4 OF 5 PAGES



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)      Beneficial Ownership:                       718,599

                  Percentage Ownership:                       13.9%

         (b)      Sole Voting Power:                          718,599

                  Shared Voting Power:                        -0-

                  Sole Dispositive Power:                     718,599

                  Shared Dispositive Power:                   -0-

         (c)      Recent Transactions:               None.

         (d)      Right to Receive Dividends:        Not applicable

         (e)      Ownership below 5%:                Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 1996




                                       REBECCA A. PETCAVICH
                                       -----------------------------
                                       Rebecca A. Petcavich